Exhibit 99.1

Notice Declaring Intention to be Qualified under

National Instrument 44-101

Short Form Prospectus Distributions
(“NI 44-101”)

September 21, 2010

To:  Ontario Securities Commission

Helix BioPharma Corporation (the “Issuer”) intends to be qualified to file a short form prospectus under NI 44-101. The Issuer acknowledges that it must satisfy all applicable qualification criteria prior to filing a preliminary short form prospectus. This notice does not evidence the Issuer’s intent to file a short form prospectus, to enter into any particular financing or transaction or to become a reporting issuer in any jurisdiction. This notice will remain in effect until withdrawn by the Issuer.

HELIX BIOPHARMA CORPORATION

By: /s/ Photios (Frank) Michalargias
Name: Photios (Frank) Michalargias
Title:   Chief Financial Officer